Exhibit 99.1

Clearmind Enrolls First Patients with Alcohol Use Disorder in CMND-100 Clinical Trial

Vancouver, Canada, Sept. 11, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogen for scalable treatment  of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced the enrollment of the first patients with Alcohol Use Disorder (“AUD”) in its ongoing clinical trial evaluating CMND-100, the Company’s proprietary psychedelic-based treatment candidate for AUD.

The first two patients were enrolled at Hadassah Medical Center in Jerusalem, Israel, marking the first time CMND-100 is administered to a patient with AUD. To date, the Company has evaluated CMND-100 at multiple doses in healthy participants as part of its clinical development program.

“Our enrollment trajectory continues to build positively and treating the first Alcohol Use Disorder patients with CMND-100 represents a major step forward,” said Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind. “This achievement highlights the growing momentum behind the program and positions us well as we progress toward key clinical milestones that we believe can drive meaningful value for shareholders.

The clinical trial is designed to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy of CMND-100 in patients with Alcohol Use Disorder.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND."

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated progress of the CMND-100 clinical trial, the achievement of future clinical milestones, the potential safety, tolerability, pharmacokinetic and efficacy results of CMND-100, the continued enrollment of patients in the trial, the development and commercialization potential of CMND-100, and the potential value that the program may create for shareholders. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.